

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

<u>Via E-mail</u>
Nikolay Titov
President, Treasurer and Director
Adaiah Distribution Inc.
Poruka iela 3 Madona
LV-4801 Latvia

> **Re: Adaiah Distribution Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed August 13, 2014**
> **File No. 333-192895**

Dear Mr. Titov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Financial Information, page 7</u>

1. You make reference to the financial information being derived from your "reviewed" financial statements. Please note that if you elect to make reference to your financial statements and related financial information as having been reviewed, you must file the related review report of your independent registered public accounting firm, along with a letter from your auditor acknowledging your use of its review report filed as an exhibit to your registration statement as required by Item 601(b)(15) of Regulation S-K. Alternatively, you may remove the reference to your financial statements as having been "reviewed."

Risk Factors, page 9

Risks Related to Our Business, page 9

Because the Company's Headquarter and Assets. . ., page 11

2. Please revise your risk factor to clarify that your assets, including but not limited to your sewing shop, are still located in the Russian Federation.

Dilution, page 15

3. We note that your total liabilities as of April 30, 2014, were $26,597, rather than $25,597, as stated on page 16. Please revise your dilution calculations accordingly.

Statements of Operations, page F-4

4. We note your response to comment 13 in our letter dated July 29, 2014 and are reissuing our comment. It is not appropriate to record cost of sales in the period ended October 31, 2013 if the related sales did not occur until a subsequent period. Please tell us in detail your basis in U.S. GAAP for this presentation or revise. Please also ensure related information in your registration statement is also revised to the extent any revisions are made, such as your disclosure in MD&A on page 20.

Statements of Operations, page F-22

5. We note your response to comment 12 in our letter dated July 29, 2014. While you have labeled your audited financial statements as restated, we note you have not consistently labeled your unaudited financial statements as restated where significant revisions have been made. Please revise to consistently label them as restated or tell us why no revision is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jarrett Torno, Staff Accountant, at (202) 551-3703, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Michael A. Littman, Esq.